Exhibit 99.2

MorphoSys AG

Q2 2019 Conference Call Transcript

August 7, 2019

The spoken word shall prevail.

Q2 2019 Conference Call August 7, 2019

SARAH

Good afternoon, good morning and welcome to our Q2 2019 conference call and webcast. My name is Sarah Fakih and I’m the Head of Corporate Communications & Investor Relations at MorphoSys.

Slide 2: Safe Harbor

Before we start, I would like to remind you that during this conference call, we will present and discuss certain forward-looking statements concerning the development of MorphoSys’s core technologies, the progress of its current research and development programs and the initiation of additional programs. Should actual results differ from the company’s assumptions, ensuing actions may differ from those anticipated. You are therefore cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

Slide 3: Today on the Call / Agenda

With me on the call today are Simon Moroney, our Chief Executive Officer, Jens Holstein, our Chief Financial Officer, and Malte Peters, our Chief Development Officer.

In the presentation, Simon will start by giving you an operational review of the second quarter as well as an outlook for the rest of this year. After that, Jens will review the financial results of the second quarter and the first six months of 2019. The presentation will last about 30 minutes.

After the presentation, we will all be available for your questions. You will find the slide deck for this presentation on our corporate website.

I would now like to hand over to Simon Moroney.

Slide 4: Key takeaways of the second quarter 2019

- not mentioned verbally-

Slide 5: Operational Review Q2 2019 and Outlook 2019

SIMON

Thank you Sarah, and also from me, a warm welcome to our Q2 results call.

MorphoSys continued to make excellent progress on multiple fronts in the second quarter of 2019. As usual we will go through the advances that we’ve made during the quarter as well as a couple of events that happened after the quarter ended.

Slide 6: New CEO

The announcement of Jean-Paul Kress as my successor, effective September 1, 2019, was a decisive event for the company. We are delighted to have found such a strong and, we believe, perfectly-suited candidate to take the helm at MorphoSys. Jean-Paul has over 20 years of experience in senior positions in the industry and a strong track record of success, especially in commercial and operational leadership. These were important criteria for us in the search.

Equally important was the fact that Jean-Paul has transatlantic experience. The future of MorphoSys will increasingly be based on operating units in Europe and the U.S. and with Jean-Paul we believe we have found the ideal person to secure that future. I’m convinced that he will do an outstanding job for MorphoSys, especially regarding the critically important launch and commercialization of our lead program tafasitamab.

Turning now to the operational review, I’ll start with our Proprietary Development segment.

Slide 7: Tafasitamab: Proprietary Antibody Against CD19

Tafasitamab is, of course, our most advanced proprietary program. During Q2 we unveiled a descriptor for the key technological feature of this antibody, namely “ENFORCER”TM. ENFORCER stands for “Enhanced Format for Cancer Eradication” and refers to the structural modification of the antibody that brings about better recruitment of effector cells and increased elimination of cancer cells.

As a reminder, we are currently running three clinical trials with this antibody. In patients with relapsed or refractory diffuse large B cell lymphoma who are ineligible for high dose chemotherapy and autologous stem cell transplantation, those trials are L-MIND and B-MIND. In relapsed or refractory CLL/SLL we are running the phase 2 COSMOS study.

Strictly speaking, we should count four trials, the fourth being the synthetic control arm for L-MIND, which uses real-world data from relapsed/refractory DLBCL patients who have been treated with lenalidomide only. The study is progressing well and the data will be part of the filing package to the regulatory authorities.

During the quarter, we announced positive developments for both L-MIND and B-MIND.

In May, L-MIND reached its primary completion with a follow-up of at least one year for all enrolled patients. The entire data set included 80 patients and was presented at the 15th International Conference on Malignant Lymphoma in Lugano. Efficacy results were based on response rates assessed by an independent review committee.

The objective response rate was 60% with a complete response rate of 43%. The median progression-free survival was 12.1 months and responses were durable with a median duration of response of 21.7 months. Median overall survival was not reached.

These outstanding results will go into our regulatory filings. We are delighted by the strength of the data from the primary analysis and are especially encouraged by the durability of the responses and the long overall survival that we are seeing.

We have also made great progress with our plan to seek regulatory approval for tafasitamab in Europe based on L-MIND. We announced last night our intention to submit an Marketing Authorization Application to the European Medicines Agency EMA, based on very constructive discussions we have had with them. Last month we sent EMA a letter announcing our intent to submit L-MIND and aim to complete the submission by mid-2020. Under the assumption that the submission is reviewed positively, we could expect earliest approval in Europe in 2021.

For the B-MIND trial, we have just disclosed the biomarker that was implemented in agreement with the FDA as an amendment in the first quarter of this year. This biomarker, which serves as a co-primary endpoint, is a low baseline peripheral blood natural killer (short: NK)-cell count.

Pre-clinical data generated at MorphoSys suggest that tafasitamab’s enhanced ability to recruit effector cells, predominantly NK cells, may be of particular benefit for patients with a low NK cell count.

Altogether, we are excited about the progress of the tafasitamab program. Supported by the compelling primary analysis data, we are on track to complete our planned BLA submission of L-MIND to the U.S. FDA by the end of 2019, which could, subject to FDA acceptance, allow for an approval in mid-2020.

Slide 8: MOR106: Proprietary Antibody Against IL-17C

Let me continue with an update on MOR106, our antibody directed against IL-17C for the treatment of inflammatory diseases, currently in clinical development for atopic dermatitis.

You will recall that we jointly discovered and developed the antibody with Galapagos, before signing an exclusive license agreement with Novartis in July of last year. Since the effective date of the agreement, all research, development, manufacturing and commercialization costs for MOR106 are borne by Novartis.

There are currently three studies ongoing for MOR106:

•

The newest study in this program is the phase 2 GECKO trial, which was started in April of this year, to evaluate the combination of MOR106 with topical corticosteroids. GECKO serves as an IND opener with the FDA, as the combination with topical steroids needs to be shown to be safe for the treatment in atopic dermatitis. The other studies are:

•

The phase 2 IGUANA trial in atopic dermatitis patients, which we started together with Galapagos in May 2018. This assesses the safety and efficacy of an intravenous application of MOR106 in patients with moderate to severe atopic dermatitis.

•	And a phase 1 bridging study that evaluates the safety and efficacy of a subcutaneous formulation of MOR106 in healthy volunteers and atopic dermatitis patients.

Slide 9: Otilimab: Proprietary Antibody against GM-CSF

Turning to another program from our Proprietary Development segment, we received very good news in early July for otilimab – the new INN name for MOR103 - our proprietary antibody directed against GM-CSF, out-licensed to GSK. GSK has now started a phase 3 development program in rheumatoid arthritis called “ContRAst”, which comprises three pivotal studies and one long-term extension study. Based on phase 2b data, otilimab seems to have a particularly strong effect on the pain experienced by patients with moderate to severe RA, and could therefore offer an improvement in their quality of life.

The program compares the antibody otilimab to two different approved drugs – a JAK inhibitor and an anti-IL-6 antibody - and will enroll between 3500 and 4100 patients. We are delighted to see GSK’s major commitment to the program.

The start of the phase 3 program triggered a milestone payment of 22 million Euros to us, which Jens will talk about in his presentation.

Slide 10: MOR202: Proprietary Antibody Against CD38

Let me now turn to MOR202, our proprietary anti-CD38 antibody.

We have licensed rights to MOR202 in the Chinese region toI-Mab Biopharma. I-Mab is currently conducting two clinical studies of MOR202 in multiple myeloma: a phase 2 study in3rd line and a phase 3 study in combination with lenalidomide in 2nd line. The phase 3 trial was initiated in April and triggered a milestone payment of 3 million dollars to us.

At MorphoSys, we will shortly start clinical development of MOR202 in an inflammatory autoimmune disease of the kidneys called anti-PLA2R antibody-positive membranous nephropathy. This disease is mediated by autoantibodies against a phospholipase receptor (called PLA2R), which causes the deposition of immune complexes along the glomerular membrane and, as a result, dysfunction of the kidneys. There are currently no approved treatments available and there is a high need for new treatment options. The study has a very clear endpoint and should provide a good proof-of-concept for the use of MOR202 in autoimmune diseases.

Slide 11: MorphoSys and Vivoryon Therapeutics Agreement

Shortly after the quarter ended, we announced an option agreement with Vivoryon Therapeutics. This deal gives us access to a family of small molecule inhibitors of the QPCTL enzyme that is involved in CD47-SIRP alpha signaling, in the field of oncology. The deal gives us sufficient time to evaluate the compounds before committing to an exclusive licence. The price of the option is a 15 million Euro equity stake in Vivoryon, which will be taken up later this year.

The CD47 pathway, also known as the “don’t eat me” signal, is used by cancer cells to evade the innate immune system. The small molecule inhibitors are a highly innovative and differentiated approach to interfering with this “don’t eat me” signal. Blocking the QPCTL enzyme prevents the formation of functional CD47 before it’s even presented on the cancer cell surface. This approach should therefore unmask and expose cancer cells to the immune system.

We are keen to assess the potential of these compounds in combination with our antibodies, first and foremost with tafasitamab. Phase 2a clinical safety data are already available for Vivoryon’s lead compound PQ912, which should accelerate our own development. These compounds have potential wherever effector cells play a role in cancer treatment and therefore could represent an extremely valuable addition to our proprietary portfolio.

Slide 12: Partnered Discovery Programs - Tremfya®

I will turn now to our Partnered Discovery segment.

Even though we’re no longer actively seeking deals in this segment, it remains a substantial part of our overall value proposition and our balanced financing model. The segment comprises more than 100 programs currently in R&D, 24 of which are in clinical development. Our royalty participation in these promising drug programs will continue to provide MorphoSys with a reliable revenue stream well into the future.

The most advanced product in this segment is Janssen’s Tremfya®, which in July 2017 became the first drug based on our antibody technology to reach the market.

In June of this year, Janssen reported that the two ongoing phase 3 trials in psoriatic arthritis met their primary endpoint; the data are planned to be presented at medical conferences later this year. According to Janssen, these data will serve as the basis of submissions to the U.S. FDA and European EMA later this year, seeking approval for treatment of psoriatic arthritis. We are pleased by the broad clinical development in a variety of indications and we are looking forward to clinical updates and presentations of data by Janssen.

To conclude the review, our pipeline currently comprises 119 programs, of which one is on the market, five are in registrational studies, and 24 are in other clinical trials.

Before handing over to Jens, I’ll summarize what you can expect from us in the months ahead.

Slide 13: Proprietary Development Outlook

Starting with our Proprietary Development segment. Here we expect the following news flow:

First up will probably be headline data from the lenalidomide-only control arm for L-MIND. We plan to present data from this study at an appropriate medical conference towards the end of this year, but will probably announce headline data by press release prior to the conference.

Our BLA submission to the FDA based on L-MIND is planned to be completed by end of this year, enabling approval by mid-2020 assuming a positive FDA review. We remain on track to achieve this important goal.

For B-MIND, the event-driven interim analysis is expected to occur in Q4 of this year following a longer than expected duration of response in the overall patient population.

Our preparations for the phase 1b frontline DLBCL study with tafasitamab are ongoing and we expect to start the trial in the fourth quarter of the year. The trial will evaluate safety and first signs of efficacy of the combination of tafasitamab plus R-CHOP or tafasitamab plus R-CHOP plus lenalidomide in previously untreated DLBCL patients. Depending on the outcome, we plan to start a pivotal phase 2/3 study in mid-2020 for which we would expect to enroll about 650 patients.

For COSMOS, we plan to present updated data at a medical conference towards the end of the year.

Slide 14: Proprietary Portfolio Outlook

Turning to MOR106, we expect a number of milestones from the ongoing studies over the next 12-16 months:

•

For IGUANA, the primary completion is now scheduled for the first half of 2020. As the number of patients has been increased from 180 to 240, the recruitment will take a bit longer than initially expected.

•	For GECKO, we expect primary completion in mid-2020.

•	The phase 1 bridging study is currently scheduled to reach its primary completion in the second half of 2020.

•	In addition to the ongoing trials, Galapagos and MorphoSys are preparing to start a Japanese ethno-bridging study in the second half of this year.

For MOR202, I-Mab will continue the ongoing trials in multiple myeloma. They have also announced plans to start clinical development in systemic lupus erythematosus.

At MorphoSys, we will start a phase 1/2 study of MOR202 in anti-PLA2R antibody positive membranous nephropathy, as mentioned earlier, in Q4 of this year.

Finally, we are conducting preclinical validation experiments on Vivoryon’s family of QPCTL inhibitors to inform our decision on whether or not to exercise our exclusive option. We expect to take up our equity stake in Vivoryon before year-end.

Slide 15: Partnered Pipeline: Expected Development

Turning to the Partnered Discovery segment, according to clinicaltrials.gov, by the end of 2019 primary completion may be reached in up to eight clinical trials in phases 2 and 3 from our partners. These include:

•	A potentially pivotal phase 2b study by Mereo BioPharma in osteogenesis imperfect – brittle bone syndrome – of the HuCAL antibody setrusumab, and

•	Further phase 3 trials of Tremfya® conducted by Janssen in psoriatic arthritis.

As mentioned earlier, we also await submission of a BLA for Tremfya in psoriatic arthritis later this year as communicated by Janssen.

Moreover, Janssen plans the start of a phase 1 trial of guselkumab in Chinese healthy volunteers, a phase 2 trial of guselkumab in pityriasis rubra pilaris, a phase 2/3 trial in ulcerative colitis and a phase 3 trial in palmoplantar-non-pustular psoriasis, according to clinicaltrials.gov.

As a reminder, we have no control over when and to what extent our partners will communicate news about any programs based on our technology.

That concludes my part of the presentation, I’ll now hand over to Jens for his financial review.

Slide 16: Financials Q2 & H1 2019 and Guidance 2019

JENS

Thank you, Simon. Ladies and Gentlemen, also from my side a warm welcome to all of you.

As Simon already pointed out, we are very pleased with the developments and our performance in the second quarter of the year.

Let’s now take a closer look at the most important financial figures of MorphoSys for the second quarter of 2019.

Slide 17: Q2 2019: Consolidated Statement of Profit or Loss

I would like to start with our P&L statement on slide 17.

Group revenues in Q2 totaled 34.7 million Euros, compared to revenues of 8.1 million Euros in the second quarter of 2018. This increase was mainly driven by the milestone payment from GSK in the amount of 22 million Euros due to the start of the clinical development program in rheumatoid arthritis, as mentioned by Simon before. Please note that this payment had to be recognized in the second quarter in accordance with IFRS 15 on revenues from variable consideration.

In addition, increasing Tremfya® royalties contributed to the increase in our Group revenues. As in previous quarters, the contractual royalty reporting from Janssen for Tremfya® has not been received yet. Tremfya® royalties booked for Q2 2019 were estimated based on the public announcement by Janssen/J&J. Final numbers can still vary slightly on the basis of foreign exchange effects.

Looking at expenses, our total operating expenses reached 40.3 million Euros. The expenses for research and development amounted to 24.7 million Euros compared to 25.8 million Euros in Q2 2018. Expenses for proprietary R&D and technology development amounted to 22.5 million Euros, compared to 23.7 million Euros in the previous year. Selling expenses rose to 3.2 million Euros as compared to 1.5 million the year before. General and administrative expenses increased to 7.5 million Euros versus 5.5 million Euros in Q2 2018.

Cost of sales for the second quarter of 2019 amounted to 4.9 million Euros. This item consists of expenses related to services provided to partners such as Novartis or I-Mab and also manufacturing costs for the expected market supply of tafasitamab. In the second quarter of 2018, this cost item had not been reported.

Earnings before interest and taxes amounted to minus 5.7 million Euros in Q2 2019, in comparison to minus 24.1 million Euros in the second quarter of 2018.

Our consolidated net loss after taxes amounted to 5.9 million Euros in Q2 2019, compared to a net loss after taxes of 23.5 million Euros in Q2 of the previous year. The earnings per share for Q2 2019 reached minus 19 Eurocents, after minus 76 Eurocents in Q2 of the previous year.

Slide 18: Segment Reporting Q2 2019

I am now on slide 18 to give you an overview of our segment reporting for Q2 2019:

In our Proprietary Development segment, in which we focus on the research and clinical development of our own drug candidates, we recorded revenues of 25.9 million Euros in the second quarter of 2019 as compared to 0.1 million Euros in Q2 of 2018. As mentioned earlier, this increase was mainly driven by the milestone payment of 22 million Euros from GSK.

Operating expenses in this segment amounted to 32.9 million Euros, as compared to 24.7 million Euros in Q2 2018. The main reason for this increase is our increasing investment for the development of our proprietary programs. Consequently, the EBIT of our proprietary development segment came in at minus 7.0 million Euros compared to minus 24.6 million Euros in the previous year.

In our Partnered Discovery segment, we apply our proprietary technology to discover new antibodies for third parties and benefit from our partners’ development advancements through R&D funding, licensing fees, success-based milestone payments and royalties.

In the second quarter of 2019, revenues amounted to 8.7 million Euros as compared to 8.1 million Euros in Q2 2018. Consequently, the EBIT in our Partnered Discovery segment increased and amounted to 6.3 million Euros as compared to 5.5 million Euros in Q2 2018.

Slide 19: Consolidated Balance Sheet (IFRS) June 30, 2019

Moving on to the balance sheet on slide 19, as of June 30, 2019, we recorded total assets of 556.8 million Euros. This represents an increase of 18.0 million Euros compared to year-end 2018. The increase is a result of the application of the new IFRS 16 standard with respect to leases and higher accounts receivable and contract assets related to the GSK milestone offset, by the use of cash and cash equivalents for operations in the first half of 2019.

At the end of Q2, we had a cash position of 409.2 million Euros compared to 454.7 million Euros as of December 31, 2018. On the balance sheet, this cash position is reported under the following items: cash and cash equivalents; financial assets at fair value through profit or loss; and current and non-current other financial assets at amortized costs.

The number of shares issued totaled 31,839,572 at the end of Q2 2019, which is the same number as of year-end 2018.

Slide 20: Half year 2019 Key Financials (Q1-Q2 2019)

To briefly sum up the key figures for the first half year, please turn to slide 20.

Group revenues amounted to 48.2 million Euros for the first half of 2019. In the first 6 months of 2018, Group revenues reached 10.9 million Euros. Of the revenue in the first six months of 2019, 43.4 million Euros were success-based payments. The majority of this sum was made up by the milestone payment received from GSK as well as Tremfya® royalty income that amounted to in total 13.7 million Euros.

R&D expenses amounted to 49.3 million Euro for the first six months, of which 45.1 million represent R&D expenses for proprietary drug development and technology development.

Hence the EBIT in the first half of 2019 came in at minus 29.3 million Euros, compared to minus 43.2 million Euros for the first half of 2018. The consolidated net loss reached 28.5 million Euro for the first six months of 2019.

Slide 21: Financial Guidance 2019

Let’s now move to our financial guidance: Today, we would like to re-affirm our financial guidance for full-year 2019, which was updated in July in connection with the start of a phase 3 clinical development program with otilimab, formerly MOR103, as described before.

For 2019, we anticipate Group revenues in the range of 65 to 72 million Euros. Thereof we estimate Tremfya® royalties to be in the range of 23 to 30 million Euros at constant U.S. currency. Given the booked result for the first six months, we believe that the royalty income for MorphoSys will come in at the upper end of the guidance.

We expect an EBIT in the range of minus 105 to minus 115 million Euros. Proprietary R&D expenses including technology development in 2019 are anticipated in a corridor of 95 to 105 million Euros. This guidance includes the recently announced costs for the first pre-clinical activities on PQ912 that we recently in-licensed from Vivoryon.

Of note, the guidance does not include revenues from potential future partnerships or licensing agreements for tafasitamab or any other compound that is in our proprietary development. Effects from potential in-licensing or co-development deals for new development candidates are also not included in the guidance.

Before I conclude my section, let me shortly take the opportunity to thank Simon in the name of everyone in the company for 27 years of service for MorphoSys as a founder and CEO. Today’s call is Simon’s last one as CEO, so it is a special one for him.

Simon, I am sure that everyone in this call wishes you all the best for your future and I am convinced that you will stay close to the company in the years to come as you remain a shareholder going forward. Thank you Simon, and again, all the best for your future endeavors.

Ladies and gentlemen, this concludes my review for the second quarter of 2019.

Slide 22: Q&A

SARAH

Thank you, Jens. We will now open the call for your questions.

SIMON

To wrap up, we’re well on track to achieving or exceeding our goals for this year.

For tafasitamab, we will file our BLA based on L-MIND in the U.S. by year-end, as planned. In Europe, we will file by mid-2020.

Our other proprietary programs, including otilimab (or MOR103), MOR106 and MOR202 are also making good progress and contribute to our broad clinical footprint.

Most recently, our agreement with Vivoryon provides a potentially valuable addition to our proprietary portfolio. We are excited about the potential of these small molecule inhibitors in combination with our antibodies – first and foremost tafasitamab.

Finally, with our solid financial position, MorphoSys is well equipped to execute its plans during the remainder of the year and beyond.

That brings to an end my 107th and last conference call for MorphoSys. Thank you all for your interest in and support for the company over the last 20 years. I’ve enjoyed all of our interactions. I plan to make an introductory tour with Jean-Paul in early September and look forward to seeing as many of you as possible then.

SARAH

That concludes the call. If any of you would like to follow up, we are in the office for the remainder of the day. Thank you for your participation on the call and goodbye.